

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Lim Sin Foo Harris
Chief Executive Officer
Fast Track Group
12 Mohamed Sultan Road
#04-01, Singapore 238961

> **Re: Fast Track Group**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 16, 2024**
> **File No. 333-281969**

Dear Lim Sin Foo Harris:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Exhibit 5.1
Legal Opinion, page II-4

1.   Please have counsel revise the legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement, i.e. New York law. Refer to Staff Legal Bulletin No. 19 for guidance. Alternatively, please file a second legal opinion covering the the offering of the warrants under New York law.

Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services